UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

November 11, 2024

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓         Form 40-F __

SMITH & NEPHEW PLC

11 November 2024

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Purchase of ordinary shares through the Company's Dividend Re-Investment Plan following the 2024 interim dividend payment on 8 November 2024.
Date of Transaction	2024 - 11 - 08
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Director / PDMR	Price	Volume	Aggregated information
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	9.234	421.23522	N/A Single Transaction
Paul Connolly (President, Global Operations)	PDMR	9.234	194.91162	N/A Single Transaction
Phil Cowdy Chief Corporate Development & Corporate Affairs Officer	PDMR	9.234	1.9035	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	9.234	111.64316	N/A Single Transaction
Deepak Nath (Chief Executive Officer)	Director	9.234	1924.20518	N/A Single Transaction
Scott Schaffner (President, Sports Medicine)	PDMR	9.234	794.95718	N/A Single Transaction

Helen Barraclough
General Counsel and Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: November 11, 2024	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary